

07006311

UNITED STATES SECURITIES AND EXCHANGE COMMISSION



RECEIVED
MAR 1 2007

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SEC FILE NUMBER
8- 8-20225

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 900

(No. and Street)

Fort Worth, Texas 76102

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Hardgrove (817) 335-5739

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP

(Name – *if individual, state last, first, middle name*)

2701 Dallas Parkway, Suite 300, Plano, Texas 75093

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMERA A. BRYANT
Notary Public State Of Texas

Notary Public

Signature

President/CEO

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2006 and Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants

OMEGA SECURITIES, INC.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2701 Dallas Parkway, Suite 300
Plano, Texas 75093
972.378.0400 p
972.378.0416 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Omega Securities, Inc.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Omega Securities, Inc. (the Company) as of December 31, 2006, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 19, 2007

OMEGA SECURITIES, INC.
Statement of Financial Condition for Noncarrying,
Nonclearing and Certain Other Brokers or Dealers
December 31, 2006

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	82,741
Accounts receivable		114,107
Due from officers		4,500
Investments in mutual funds		271,638
Other current assets		210
Total current assets		473,196
FURNITURE AND EQUIPMENT, net		6,438
INVESTMENT IN STOCK		92,370
TOTAL ASSETS	$	572,004
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	9,593
Simple IRA payable		33,899
Deferred income taxes		29,852
Due to related party		1,547
Total current liabilities		74,891
DEFERRED INCOME TAXES		1,259
Total liabilities		76,150
COMMITMENTS AND CONTINGENCIES		-
SHAREHOLDERS' EQUITY		
Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding		5,000
Additional paid-in capital		30,281
Accumulated other comprehensive income:		
Unrealized gain on marketable securities, net of tax		57,614
Retained earnings		402,959
Total shareholders' equity		495,854
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	572,004

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.

Statement of Operations and Comprehensive Income

For the Year Ended December 31, 2006

REVENUE		
Commission and advisory fee revenue	$	1,621,213
Investment income		16,472
Realized gain on sale of marketable securities		27,654
Total revenue		1,665,339
EXPENSES		
Commission expenses		140,849
General operating expenses		1,421,359
Total expenses		1,562,208
NET INCOME BEFORE OTHER COMPREHENSIVE INCOME AND FEDERAL INCOME TAXES		103,131
FEDERAL INCOME TAX EXPENSE		(30,547)
NET INCOME BEFORE OTHER COMPREHENSIVE INCOME		72,584
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized gain on marketable securities		11,790
TOTAL COMPREHENSIVE INCOME	$	84,374

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2006	49,998	$ 5,000	$ 30,281	$ 45,824	$ 330,375	$ 411,480
Net income	-	-	-	-	72,584	72,584
Comprehensive Income:						
Unrealized gain on marketable securities, net of tax	-	-	-	11,790	-	11,790
Balance at December 31, 2006	49,998	$ 5,000	$ 30,281	$ 57,614	$ 402,959	$ 495,854

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
Statements of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income before other comprehensive income	$ 72,584
Adjustments:	
Depreciation	2,891
Deferred income taxes	(438)
Realized gain on sale of marketable securities	(27,654)
Changes in operating assets and liabilities:	
Accounts receivable	(35,957)
Due from officers	(4,500)
Other current assets	(198)
Accounts payable and accrued liabilities	(16,205)
Simple IRA payable	12,485
Due to related party	1,547
Federal income taxes payable	(10,690)
Net cash provided by operating activities	(6,135)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of restricted marketable securities	(151,099)
Proceeds from sale of marketable securities	206,181
Purchases of stock	(24,000)
Net cash used in investing activities	31,082
NET CHANGE IN CASH AND CASH EQUIVALENTS	24,947
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	57,794
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 82,741
SUPPLEMENTAL INFORMATION:	
Cash paid for interest	$ 588
Cash paid for taxes	$ 31,011
NONCASH INVESTING AND FINANCING ACTIVITIES:	
Change in other comprehensive income, net of tax	$ 11,790
Change in deferred income tax on mutual funds and stocks	6,246
Net change in mutual funds and stocks	$ 18,036

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

1. BUSINESS

Omega Securities, Inc. (the Company) was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents are maintained at quality financial institutions. However, at times during the year, certain cash balances in bank accounts exceed federally insured limits (FDIC). At December 31, 2006, cash in banks exceeded FDIC limits by $41,128.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation on equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method.

Major repairs or replacements of furniture and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in Mutual Funds and Stocks

The Company's investments in mutual funds and stocks are classified as available-for-sale securities. Marketable securities are valued at market value based on quoted market prices. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity. The realized gain or loss on the sale of securities is calculated using the average cost method

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2006, the Company had a net capital of $302,754 which was $202,754 in excess of its minimal net capital requirement at that date. At December 31, 2006, the Company had aggregate indebtedness of $45,039.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Cash Flow Reporting

For the purposes of the statement of cash flows, cash and cash equivalents consist primarily of money market funds with original maturities of three months or less.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported sales and expenses. Actual results could vary from the estimates that were used.

Advertising

Non-direct advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2006 were $25,785.

3. INVESTMENTS IN MUTUAL FUNDS

Investments are classified as available-for-sale, and are carried at market value. Unrealized appreciation (devaluation) relating to the investments as of December 31, 2006 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

Investments in mutual funds at December 31, 2006 consisted of the following:

	Cost	Market
AMCAP Fund	$ 37,453	$ 41,666
Capital Income Builder	33,212	44,588
Capital World Growth and Income Fund	24,628	40,128
The Cash Management Trust of America	403	403
The Growth fund of America	15,660	16,451
The Investment Company of America	35,846	43,874
New Perspective Fund	32,886	46,463
Washington Mutual Investors Fund	29,854	38,065
	$ 209,942	$ 271,638

OMEGA SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

3. INVESTMENTS IN MUTUAL FUNDS (CONTINUED)

The Company has purchased shares in NASDAQ Stock Market, Inc. in 2005 and 2006. The stock certificates are considered available-for-sale marketable equity securities. At this time, however, there are certain restrictions on trading the certificates and the Company believes they will not trade them over the next twelve months. Accordingly, the stock is carried at market value and listed as a long term investment on the Company's financial statements. Unrealized appreciation relating to the NASDAQ stock is included with the unrealized appreciation (devaluation) on the investments listed above.

Investments in NASDAQ stock at December 31, 2006 consisted of the following:

	Cost	Market
1,200 Shares (cost per share of $29)	$ 34,800	$ 36,948
300 Shares (cost per share $26)	7,800	9,237
1,500 Shares (cost per share $16)	24,000	46,185
Investment in NASDAQ stock	$ 66,600	$ 92,370

The change in unrealized appreciation (devaluation) for the year ended December 31, 2006 is as follows:

	Mutual Funds	NASDAQ Stock	Total Investments
Unrealized appreciation at January 1, 2006	$ 59,260	$ 10,170	$ 69,430
Unrealized appreciation during 2006	2,436	15,600	18,036
Unrealized appreciation at December 31, 2006	$ 61,696	$ 25,770	$ 87,466

The $87,466 in unrealized appreciation is recorded in the accompanying financial statements in the following captions:

Deferred Income Taxes	$ 29,852
Stockholder's Equity:	
Accumulated Other Comprehensive Income	57,614
	$ 87,466

Included in the unrealized gain for marketable securities for the year ended December 31, 2006 is $6,246 in current deferred tax expense.

4. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2006:

Furniture and fixtures	$ 25,711
Office equipment	9,937
	35,648
Accumulated depreciation	(29,210)
Furniture and equipment, net	$ 6,438

Depreciation expense for the year ended December 31, 2006 was $2,891 and it was included as a component of general operating expenses in the accompanying financial statements.

5. GENERAL OPERATING EXPENSES

For the year ended December 31, 2006, general operating expenses consisted of the following:

Salaries and related, officers	$ 912,896
Salaries and related, all other	136,988
Professional fees and licenses	29,414
Dues and subscriptions	14,821
Insurance	48,568
Printing and labels	5,857
Rent	43,958
Equipment rental	14,788
Taxes	9,570
Office supplies and expense	28,141
Depreciation expense	2,891
Repairs and maintenance	4,220
Postage	9,190
Advertising	25,785
Telephone and communications	19,659
Clearance charges	3,861
Delivery charges	3,958
NASD fees	15,405
Miscellaneous	7,591
Parking	7,343
Computer support	4,215
Travel and entertainment	38,540
Simple IRA	27,009
Contract labor	100
Contributions and gifts	6,003
Interest expense	588
	$1,421,359

OMEGA SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

6. EMPLOYEE RETIREMENT PLAN

The Company provides a Simple IRA plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2006, employees were able to contribute up to $12,500 based on the employee's age. The Company contributes 100% of employee deferrals up to 3% of the employees' gross wages. Company contributions for the year ended totaled $27,009 and are included as a component of accrued liabilities on the accompanying financials.

7. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2006 was $58,746, and it was included as a component of general operating expenses in the accompanying financial statements.

The Company's obligations under the lease agreements subsequent to December 31, 2006 are as follows:

Years ending December 31,	Annual lease payments
2007	55,379
2008	51,755
2009	49,507
2010 and beyond	45,060
Total	$ 201,701

8. FEDERAL INCOME TAXES

The components of the provision for federal income taxes for the year ended December 31, 2006 are as follows:

Current income tax (expense) benefit	$ 30,985
Deferred income tax (expense) benefit	(438)
	$ 30,547

The Company's effective income tax rate differed from the federal statutory rate as follows:

U.S. Federal statutory rate	34 %
Other	(4) %
Effective income tax rate	30 %

8. FEDERAL INCOME TAXES (CONTINUED)

Following are the components of deferred tax assets and deferred tax liabilities:

Deferred tax assets and liabilities	
Current deferred tax liabilities	
Unrealized appreciation of marketable securities	$ 29,852
Non-current deferred tax liabilities	
Property and equipment	1,259
Net non-current deferred taxes	$ 31,111

9. RELATED PARTY TRANSACTIONS

During the year, the Company paid an expense for the officers in the amount of $4,500. The officers plan to repay the amount out of their after-tax compensation in 2007. The amount is included as a component of current assets on the accompanying financial statements.

During the year, an entity under common control of the Company, JEHCO, paid an expense on behalf of the Company. The Company intends to reimburse JEHCO for the expense in 2007. The amount is included as a component of current liabilities on the accompanying financial statements.

10. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

11. SUBORDINATED LIABILITIES

There are no liabilities which were subordinated to claims of general creditors at December 31, 2006.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2006

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
For the Year Ended December 31, 2006

Net Capital

Total stockholder's equity	$	495,854
Non-allowable assets:		
Property and equipment, net		(6,438)
Other current assets		(210)
Due from officers		(4,500)
Investments in stock warrants		(92,370)
12B-1 fees receivable and not offset by related payable		(80,000)
Total non-allowable assets		(183,518)
Haircuts on securities		(40,693)
Deferred taxes		31,111
Total changes in stockholder's equity		(193,100)
Net allowable capital	$	302,754

Computation of Basic Net Capital

Minimum net capital required	$	3,003
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	202,754

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	45,039
Percentage of aggregate indebtedness to allowable net capital		15%

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
For the Year Ended December 31, 2006

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	331,310
Net Company and audit adjustments		(28,556)
Adjusted net allowable capital, per audited financial statements	$	302,754

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2006	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2006	$	-

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2006

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2701 Dallas Parkway, Suite 300
Plano, Texas 75093
972.378.0400 p
972.378.0416 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA

To the Board of Directors
Omega Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 19, 2007

END